Exhibit 3.19

SHELLBRIDGE OIL & GAS, INC.

MATERIAL CHANGE REPORT

1.                                      Name and Address of Reporting Issuer:

Shellbridge Oil & Gas, Inc.
Suite 230 – 10991 Shellbridge Way
Richmond, BC

V6X 3C6

2.                                      Date of Material Change:

The material change occurred on April 11, 2006.

3.                                      News Release:

A news release was disseminated through Canada NewsWire on April 11, 2006.

4.                                      Summary of Material Change:

Shellbridge Oil & Gas, Inc. (“Shellbridge”) and True Energy Trust (“True”) jointly announced that True and True Energy Inc. (“True Energy”), a wholly owned subsidiary of True, have entered into an agreement with Shellbridge pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding common shares of Shellbridge.

5.                                      Full Description of Material Change:

Shellbridge and True jointly announced that True and True Energy, a wholly owned subsidiary of True, have entered into an agreement with Shellbridge pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding common shares of Shellbridge on the basis of 0.14 trust units (“Trust Units”) of True for each outstanding Shellbridge share (the “Transaction”), resulting in the issue of approximately 4.39 million trust units (assuming the exercise of all Shellbridge options).

The Transaction has received the unanimous support of the boards of directors of both True and Shellbridge. Shareholders representing approximately 10.6% of the outstanding common shares of Shellbridge (14.5% on a fully diluted basis), including all directors and officers of Shellbridge, have entered into lock-up agreements pursuant to which they have agreed to support the Transaction, subject to the terms thereof. The board of directors of Shellbridge has determined that the Transaction is in the best interests of Shellbridge shareholders. Both parties have agreed to pay the other a noncompletion fee of CDN $2.0 million in certain circumstances if the Transaction is not completed. The agreement includes provisions whereby Shellbridge will terminate discussions with any other party and not solicit any other offers. The agreement also gives True the right to match any competing offer.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of a take over bid, plan of arrangement or other form of business combination. The agreement entered into contemplates the entering into of a definitive agreement in respect of the Transaction once the structure is determined. Completion of the Transaction is subject to Shellbridge shareholder approval (or, if a take over bid, acceptance by the requisite majority of Shellbridge shareholders) and various conditions, including, without limitation, receipt of all required regulatory approvals and other customary conditions.

Canaccord Capital Inc., FirstEnergy Capital Corp. and GMP Securities L.P. are acting as strategic advisors to True in connection with the Transaction. Orion Securities Inc. is acting as exclusive financial advisor to Shellbridge in connection with the Transaction. Orion Securities Inc. has advised the Board of Directors of Shellbridge that they are of the opinion, as of April 11, 2006, that the consideration to be received by Shellbridge shareholders pursuant to the Transaction is fair, from a financial point of view, to the Shellbridge shareholders.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable. This report is not being filed on a confidential basis.

7.                                      Omitted Information:

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer:

For further information contact Wayne J. Babcock, President and Chief Executive Officer of Shellbridge Oil & Gas, Inc. by telephone: (604) 214-0550.

9.                                      Date of Report

Dated April 21, 2006.